GREAT PANTHER RESOURCES LIMITED

RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2007 AND 2006

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON
RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be companied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying restated unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER RESOURCES LIMITED
Restated Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

	March 31,	December 31,
	2007	2006

Assets

Current assets:
Cash and cash equivalents	$5,579,424	$9,208,048
Amounts receivable, net (note 3)	5,052,475	4,120,584
Inventories	677,203	605,127
Prepaid expenses, deposits	615,447	821,614
	11,924,549	14,755,373
Mineral properties, plant and equipment (note 4)	17,413,049	17,376,886

	$29,337,598	$32,132,259

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$478,528	$911,928
Income taxes payable	188,834	127,475
Current portion of long-term debt (note 5)	1,076,739	1,182,814
	1,744,101	2,222,217
Long-term liabilities:
Long-term debt (note 5 (a))	108,937	104,127
Convertible payable note (note 5 (b))	1,218,498	1,163,799
Asset retirement obligations	98,403	92,285
	3,169,939	3,582,428

Shareholders’ equity:
Capital stock (note 6)	47,306,821	46,393,145
Contributed surplus (note 6 (c))	6,188,501	6,077,864
Equity component of convertible note (note 5 (b))	1,006,000	1,006,000
Deficit	(28,333,663)	(24,927,178)

	26,167,659	28,549,831

	$29,337,598	$32,132,259

See accompanying notes to the unaudited interim consolidated financial statements.

Approved on behalf of the Board:

“Robert A. Archer”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
Restated Consolidated Statements of Operations and Deficit
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

	Three months ended	Three months ended
	March 31,	March 31,
	2007	2006

Mineral sales	$4,173,562	$452,529
Cost of sales (excluding amortization and depletion)	3,777,989	802,769
	395,573	(350,240)

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	823,616	58,318
Mineral property exploration
expenditures (note 4)	1,275,203	259,701
General and administrative	1,199,060	698,856
Stock-based compensation	181,000	1,299,500
	3,478,879	2,316,375
	(3,083,306)	(2,666,615)

Other income (expenses):
Interest income	138,140	17,750
Interest expense	(188,232)	(230,022)
Foreign exchange gain (loss)	(95,457)	(94,550)
	(145,549)	(306,822)

Loss before provision for income taxes	(3,228,855)	(2,973,437)
Income tax	(177,630)	-

Loss and comprehensive income	$(3,406,485)	$(2,973,437)

EARNINGS PER SHARE

Loss per share, basic and diluted	$(0.05)	$(0.06)
Weighted average number of outstanding common shares	70,300,454	48,246,462

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Restated Consolidated Statements of Deficit
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three months ended March 31, 2007 and 2006

	Three months ended	Three months ended
	March 31,	March 31,
	2007	2006

Deficit, beginning of the period	$(24,927,178)	$(9,842,741)

Loss for the period	(3,406,485)	(2,973,437)

Deficit, end of the period	$(28,333,663)	$(12,816,178)

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Restated Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

	Three months ended	Three months ended
	March 31,	March 31,
	2007	2006

Cash flows used in operating activities:
Loss for the period	$(3,406,485)	$(2,973,437)
Items not involving cash:
Amortization and depletion of mineral properties,
plant and equipment	823,616	58,318
Stock-based compensation	181,000	1,299,500
Interest accretion on debt discount	54,699	20,958
Interest accretion on convertible note payable	59,633	-
Asset retirement obligations	6,118	-
Changes in non-cash operating working capital:
Amounts receivable	(931,891)	(782,605)
Inventory	(72,076)	-
Prepaid expenses and deposits	206,167	(47,950)
Accounts payable and accrued liabilities	(433,400)	(119,260)
Income taxes payable	61,359	-
Net cash used in operating activities	(3,451,260)	(2,544,476)

Cash flows used in investing activities:
Mineral properties and capital expenditures	(859,779)	(716,100)

Cash flows from financing activities:
Repayment of long-term debt	(160,898)	-
Proceeds on exercise of warrants	748,813	1,321,936
Proceeds on exercise of options	94,500	467,865
Increase in long-term debt	-	(3,165,843)
Proceeds from issuance of convertible note	-	2,020,000
Proceeds received in advance on exercise of warrants	-	(49,910)
Net cash from financing activities	682,415	594,048

Increase (decrease) in cash and cash equivalents	(3,628,624)	(2,666,528)

Cash and cash equivalents, beginning of period	9,208,048	5,295,397

Cash and cash equivalents, end of period	$5,579,424	$2,628,869

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Restated Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

	Three months ended		Three months ended
	March 31,		March 31,
	2007	2006	2007	2006

Supplementary cash flow information
Income taxes paid	$142,459	$-	$142,459	$-
Interest expense paid	40,400	-	40,400	-
Interest income received	74,166	15,055	74,166	15,055

Non-cash financing and investing activities
Warrants and options issued for financing fee	-	-	-	251,500
Assumption of debt on purchase of mining concession	$-	$-	$-	$231,260

See accompanying notes to the unaudited interim consolidated financial statements.

Great Panther Resources Limited
Notes to the Restated Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

1.	Nature and continuance of operations

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

The Company is in the business of acquisition, production, development and exploration of mineral properties in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet date. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. For the three months ended March 31, 2007 and 2006, the Company recorded a loss of approximately $3,406,000 and $2,973,000, respectively, and used cash for operations of approximately $3,451,000 and $2,544,000, respectively. As at March 31, 2007, the Company had an accumulated deficit of approximately $28,334,000 and a positive working capital balance of $10,180,000.

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Significant accounting policies:

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Exploraciones Mineras el Rosario S.A. de C.V. Significant inter-company balances and transactions are eliminated on consolidation.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of these interim consolidated financial statements is based on accounting principles and practices consistent with those in the preparation of the Company’s annual financial statements. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted.

These interim period consolidated financial statements should be read together with the 2006 audited annual consolidated financial statements and the accompanying notes included in the Company’s 2006 annual report. In the opinion of the Company, these unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Great Panther Resources Limited
Notes to the Restated Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

2.	Significant accounting policies (continued):

Subsequent to the original filing of the Company’s unaudited interim financial statements for the period ended March 31, 2007, the Company determined that the following errors had been made:

	•	2006 year end entries were not correctly carried forward and/or reversed
	•	Revenue for the first quarter 2007 had been under accrued
	•	Mexican tax on assets had not been accrued during the first quarter of 2007

These errors have been corrected in these restated interim financial statements as follows:

		As originally
		reported	As restated
A.	Statement of Operations and Comprehensive Income
	Mineral sales	3,563,207	4,173,562
	Cost of sales	3,741,790	3,777,989
	General and administrative	1,227,450	1,199,060
	Income tax expense	87,630	177,630
	Net loss for the period	(3,919,031)	(3,406,485)
	Deficit, end of period	(28,846,209)	(28,333,663)
	Basic and diluted loss per common share	(0.06)	(0.05)

B.	Balance Sheet
	Amounts receivable, net	3,839,248	5,052,475
	Prepaid expenses, deposits and advances	1,155,444	615,447
	Mineral properties, plant and equipment	17,363,326	17,413,049
	Accounts payable and accrued liabilities	318,124	478,528
	Income taxes payable	138,831	188,834

C.	Statement of Cash Flows
	(i) Operating Activities
	Cash used in operating activities	(3,500,983)	(3,451,260)
	(ii) Investing Activities
	Additions to Mineral properties, plant and equipment	(810,056)	(859,779)

In addition, the accompanying Management’s Discussion and Analysis for the same period was restated to incorporate the impact of the changes to the interim financial statements and to add additional discussion of the operating results for the three months ended March 31, 2007.

Certain comparative figures have been reclassified to conform with the current period presentation.

Changes in Accounting Policies

Effective January 1, 2007, the Company has adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges, and Section 1530 Comprehensive Income.

Great Panther Resources Limited
Notes to the Restated Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

2.	Significant accounting policies (continued):

Section 3855, Financial Instruments, requires that all financial assets, except those classified as held-to-maturity, loans and receivables, are measured at fair value. All financial liabilities are measured at fair value when they are classified as held-for-trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair value (or marked to market) based on quoted market prices with unrealized gains or losses recognized as other comprehensive income. Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.

Section 3865, Hedges, establishes standards for when and how hedge accounting may be applied. The Company has not designated any agreements as hedges.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period from transactions and other events arising from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for- sale.

3.	AMOUNTS RECEIVABLE, NET:

	March 31,	December 31,
	2007	2006

Value added tax recoverable, net	$2,962,226	$3,002,521
Other	2,240,249	1,268,063
	5,202,475	4,270,584
Allowance for doubtful amounts	(150,000)	(150,000)

	$5,052,475	$4,120,584

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. The Company has made a provision of $150,000 for any amounts which may not be recoverable.

Great Panther Resources Limited
Notes to the Restated Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

4.	MINERAL PROPERTIES, PLANT AND EQUIPMENT:

The major components of the Company's mineral properties, plant and equipment are as follows:

	March 31,	December 31,
	2007	2006

Topia Mine:
Mineral properties	$2,114,392	$1,577,851
Plant and equipment	5,056,027	5,002,155
Building and mobile equipment	322,388	383,086
Asset retirement obligations (i)	52,734	52,734
	7,545,541	7,015,826
Accumulated depreciation and depletion	(949,535)	(615,898)
	6,596,006	6,399,928

Guanajuato Mines:
Mineral properties	3,183,949	3,750,000
Plant and equipment	5,094,094	4,248,128
Buildings and mobile equipment	933,206	1,075,714
Land	2,480,539	2,480,539
Asset retirement obligations	39,551	39,551
	11,731,339	11,593,932
Accumulated depreciation and depletion	(1,260,642)	(799,333)
	10,470,697	10,794,599

Other mineral properties
Santo Nino	68,542	68,542

Other	277,804	113,817

	$17,413,049	$17,376,886

The continuity of the expenditures on the mineral properties for the three months ending March 31, 2007 is as follows:

				Property
	San	Santo	San	Topia	Topia				March 31,
	Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi	2007

Exploration expenses:
Option payments	$-	-	112,918	-	-	-	-	-	$112,918
Analysis	601	-	-	15,973	-	97,204	-	18,062	131,840
Drilling	-	-	-	313,743	-	141,151	-	343,130	798,024
Field costs	-	-	-	-	-	-	-	-	-
Geology	42,096	-	-	17,872	-	59,782	-	13,691	133,441
Miscellaneous	-	-	-	-	-	-	-	-	-
Project administration	26,737	-	-	-	-	-	-	72,243	98,980
	69,434	-	112,918	347,588	-	298,137	-	447,126	1,275,203

Cumulative expenses,
beginning of period	233,870	386,933	425,465	3,325,140	168,144	2,342,567	369,788	766,817	8,018,724

Cumulative expenses,
end of period	$303,304	386,933	538,383	3,672,728	168,144	2,640,704	369,788	1,213,943	$9,293,927

Great Panther Resources Limited
Notes to the Restated Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

4.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Santo Nino Project:

On March 13, 2007, the Company satisfied all conditions of an option agreement by paying the seven and final installments payment. By making cumulative installment payments of US$165,000 over a three year period, the Company is granted the ownership to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

On March 12, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement will allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making certain scheduled cash payments, issuing certain shares in the capital of Altair and fulfilling certain work commitments on the property over a three year period.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

5.	LONG-TERM DEBT:

(a)	Long-term debt:

	March 31,	December 31,
	2007	2006
Topia mine acquisition carrying value of debt assumed of US$373,477
(“Cienega debt”)	$431,217	$569,886

Topia mine acquisition carrying value of US$646,919 (“Caneles debt”).	746,933	753,855

Arcoiris concession acquisition carrying value of US$200,000.	230,920	233,060
	1,409,070	1,556,801
Less: unamortized discount	(223,394)	(269,860)
	1,185,676	1,286,941
Current portion	1,076,739	1,182,814

	$108,937	$104,127

(b)	Convertible note payable:

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010. The note is convertible into common shares of the Company at a price of CDN$1.32 per share at the holders’ option at any time. The conversion feature of the note had a fair value of $1,006,000 using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature of the note was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge. Interest accreted on the note payable was $204,498.

Great Panther Resources Limited
Notes to the Restated Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

6.	CAPITAL STOCK:

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:
The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value

Balance, December 31, 2006	69,797,348	$46,393,145

Exercise of “I” warrants at $0.90 per share	105,000	94,500
Exercise of “J” warrants at $0.90 per share	442,500	398,250
Exercise of agent warrants	284,514	256,063
Exercise of options	137,500	94,500
Reclass from contributed surplus on exercise of options	-	70,363

Balance, March 31, 2007	70,766,862	$47,306,821

No preferred shares have been issued.

(c)	Contributed surplus:

Stated
value
Balance, December 31, 2006	$6,077,864
Reclassification to common shares on exercise of options	(70,363)
Stock-based compensation for non-employee awards	181,000
Balance, March 31, 2007	$6,188,501

(d)	Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan, options must be non- transferable and may not exceed 20% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding common shares to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

Great Panther Resources Limited
Notes to the Restated Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

6.	CAPITAL STOCK (continued):

(d)	Stock options and warrants (continued):

The continuity of common stock options as at March 31, 2007 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		March 31,
price	Expiry date	2006	Granted	expired	Exercised	2007

0.45	February 8, 2009	490,000	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	200,000	-	-	-	200,000
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	75,000	-	-	(25,000)	50,000
0.45	July 26, 2010	580,000	-	-	(20,000)	560,000
0.60	September 29, 2007	125,000	-	-	(30,000)	95,000
0.90	January 5, 2011	1,551,700	-	-	(25,000)	1,526,700
0.90	December 31, 2007	237,500	-	-	(37,500)	200,000
0.90	January 14, 2008	400,000	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	400,000
2.65	December 6, 2011	2,295,000	-	(45,000)	-	2,250,000
2.65	March11, 2012	-	165,000	-	-	165,000

		6,584,200	165,000	(45,000)	(137,500)	6,566,700

Weighted average exercise price		$ 1.50	$ 2.65	$ 2.65	$ 0.69	$ 1.54

As at March 31, 2007, all share options are fully vested.

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. For the quarter ended March 31, 2007, the Company recorded compensation expense for the fair value of employee stock options of “nil” (FY06-Q1 $306,000) for stock options that were granted during the period.

The Company applies the fair value based method of accounting for non-employees stock options granted after January 1, 2002. For the quarter ended March 31, 2007, the Company recorded compensation expense for the fair value at stock options of $181,000 (FY06-Q1 $993,500) granted during the year. The weighted average fair value of options granted during the year was $2.65. The average fair value per option was determined using the following weighted average assumptions:

Risk-free interest rate	3.94%
Dividend paid	0.0%
Expected life	5.0 years
Volatility	71%

Great Panther Resources Limited
Notes to the Restated Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

6.	CAPITAL STOCK (continued):

(e)	Warrants:

The continuity of warrants for the three months ending March 31, 2007 is as follows:

			Balance				Balance
	Exercise		December 31,				March 31,
Series	price	Expiry date	2006	Issued	Exercised	Expired	2007

Series "I" Warrants	0.90	Nov. 30, 2007	3,906,200	-	(105,000)	-	3,801,200
Agents' Warrants	0.90	Nov. 30, 2007	200,920	-	(20,160)	-	180,760
Series "J" Warrants	0.90	Dec. 20, 2007	5,034,300	-	(442,500)	-	4,591,800
Agent’s Warrants	0.90	Dec. 20, 2007	553,084	-	(264,354)	-	288,730
Series "K" Warrants	2.65	June 1, 2008	3,621,999	-	-	-	3,621,999
Broker Warrants	2.65	June 1, 2008	479,375	-	-	-	479,375

			13,795,878	-	(832,014)	-	12,963,864

7.	RELATED PARTY TRANSACTIONS:

The Company entered into the following transactions with related parties:

	Three months	Three months
	ended	ended
	March 31, 2007	March 31, 2006

Consulting fees paid or accrued to companies
controlled by directors of the Company	$137,000	$93,450

Consulting fees paid or accrued to a company
controlled by an officer of the Company	99,745	71,020

Cost recoveries received or accrued from a company
with a common director of the Company	1,205	-

Office and administration fees paid or accrued to
a company controlled by a director of the Company	$9,661	$25,363

As at March 31, 2007, $78,126 (2006 - $15,750) was due to companies controlled by officers and directors of the Company. Amounts due from a company with a common director were $1,205 (2006 – nil).

8.	SUBSEQUENT EVENTS:

Subsequent to March 31, 2007, the Company received proceeds of $97,200 from the exercise of 108,000 warrants.